November 8, 2004


Mail Stop 0409



Larry Feldman
Chairman and Chief Executive Officer
Feldman Mall Properties, Inc.
3225 North Central Avenue, Suite 1205
Phoenix, Arizona  85012


Re:	Feldman Mall Properties, Inc.
      Amendment No. 2 to Registration Statement on Form S-11
      Filed October 22, 2004
      Registration No. 333-118246


Dear Mr. Feldman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










General
1. We note from your response to our comment no. 1 from our first letter dated September 10, 2004 that you believe that the private placement of these shares was completed prior to the filing of the Registration Statement and that pursuant to Rule 152 these private placements should not be integrated with this offering. We note from your response to our comment no. 1 from our last letter that the contribution agreements irrevocably fixed the percentage of the total number of shares of common stock and OP units that each
contributor
will receive but that the number of securities to be issued will not
be determined until you price the offering. Since the number of shares to be issued has not been fixed, the contributors who are also executives of the company will be negotiating the number of shares to
be issued and as a result the number of shares to be received by the
contributors.  As such it does not appear that you may rely upon
Rule
152 since the material terms of the contribution agreements were not
fixed prior to filing the registration statement.  If you intend to
rely instead upon an administrative position known as the "Macy`s Position," please address why you believe that position would be available for Mr. Erhart since he is not currently part of management and does not appear to have been involved with the structuring of the
proposed transaction.
2. We note your response to our comment no. 2; however, we are unable
to agree with your analysis that you do not believe that any member
of senior management or any of their affiliates has ever sponsored
a
"program" within the meaning of Guide 5. In this regard, we note that Larry Feldman served as Chairman, CEO and President of Tower
Realty Trust, a publicly traded REIT.   We also note that Jim
Bourg
and Scott Jensen were senior managers at Tower Realty Trust. Finally, we note the management teams real estate and development activities with your predecessor company, Feldman Equities of Arizona, LLC. As such, it appears that at a minimum the two prior REITS would constitute "programs" within the meaning of Guide 5. As such, should the amount of your offering or your intended use of proceeds change prior to effectiveness, please advise. In this connection, your disclosure suggests that you maybe a blind pool REIT subject to Guide 5.  For example, we note you have revised the cover
page and the summary risk factor sections to correspond to the first
risk factor on page 21 to disclose that you may be considered a blind
pool.
3. You indicate in your response to our comment no. 4 that you have
only included information for the periods your predecessor has owned
each property because the information relating to the initial properties cannot be reliably reported. Please provide such
information supplementally.   Further, in view of the requirement
of
Item 15 of Form S-11 that you disclose the information for the previous five years, please revise to include such information or include disclosure that clearly explains the basis for your belief that such information is not reliable and in what way[s] you believe it to be unreliable. Please explain whether such information was believed to be unreliable at the time of acquisition or at some later time.



Cover Page
4. Please revise the fourth bullet point, all corresponding risk factors and your disclosure on page 15 to reflect that in addition to the risk that the consideration paid may exceed third party appraisals it may also exceed the fair market value.
5. Please revise the fifth bullet point on your cover page as well as your summary risk factor section to quantify the percentage of proceeds that have not yet been targeted. In this regard, we note from page 21 that you have not targeted approximately 12.7% of the net proceeds of the offering for investment.

Prospectus Summary, page 1
6. We have reviewed your response to our comment no. 13; however your disclosure continues to characterize the operations of Feldman
Mall
Properties Inc. and your predecessor as being part of your corporate structure. For example, but not limited to, we note your disclosure on page 68 that "over the past two years, we acquired interests in two malls..." Please revise or advise.

Our Properties, page 4
7. We note your from your response to comment 20 that once operating cash flow exceeds 12% return on the partners` capital contributions, which aggregated 14.4 million as of June 30, 2004, you will be entitled to receive an additional 20% of excess cash flow. Please revise to clarify whether there is a cap on the amount of capital contributions by partners. If there is no cap on contributions by you or the joint venture partner, please include a risk that the receipt of the additional 20% of excess cash flow becomes more difficult.

Investment Highlights, page 7
8. Refer to comment no. 22. You indicate in the third paragraph on page 8 that you expect to have the financial capacity to acquire additional mall assets by accessing funds through secured and unsecured borrowings. Please revise to disclose whether you have commitments in place for such borrowings. Further, indicate whether you have any current plans for a public offering of equity or debt securities.
9. We note your revision on page 8 in response to our comment no.
23.
Please revise your disclosure in the fifth paragraph to explain what you mean when you indicate you can achieve a "stabilized unleveraged yield on cost." Also, explain why the revised language is not a projection. Regardless, provide a reasonable basis for your belief that you can achieve a stabilized unleveraged yield on cost of approximately 10% -11%. We may have further comments. See Rule 10(b) of Regulation S-K.



Our Structure, page 12
10. Please revise the bubble depicting "Feldman Partners, LLC" to disclose that this entity is controlled by Larry Feldman and family and to disclose the other investors.
11. Please revise the bubble depicting "Affiliated Limited Partners" to disclose the affiliates and to disclose the percentage to be owned assuming the achievement of performance thresholds relating to the Harrisburg and Foothills Malls.
12. We note that the chart depicts an ownership interest in the Foothills Mall by "Other Taxable Subsidiaries." Please revise throughout to disclose this structure and to discuss the consequences of such structure, including the fact that the income from a taxable
REIT subsidiary will not be included in the 90% of taxable income required to be distributed to investors. Also, we note your disclosure on page 129 that you intend to elect TRS status on two of your corporate subsidiaries in addition to Feldman Equities Management Inc. Please identify the corporate subsidiaries. Further, include disclosure throughout to discuss your intended structure of utilizing taxable REIT subsidiaries, the reasons for using this structure and the consequences of such structure."

Benefits to Related Parties, page 13
13. We have reviewed your response to our comment no. 24; however, we are unable to locate the requested disclosure. For example, we note that your disclosure on page 13 indicates that securities are being issued in exchange for "ownership interests..." We also note that your disclosure on pages 100-102 indicates that securities are being exchanged for "ownership interests in certain contributed entities..." Please revise in all locations to quantify the ownership interests being contributed for each of the disclosed number of securities. Also, identify the specific property that is being contributed in exchange for the securities.
14. Refer to comment no. 25. Please revise your disclosure to quantify the thresholds for the Harrisburg and Foothills Malls.
In
this regard, we note your disclosure in the fourth paragraph on page
14 that quantifies the maximum number of additional OP units that may be issued upon achievement of certain "performance thresholds." Quantify those "performance thresholds." Further, we are unable to locate an explanation of the relationship of the pad and expansion parcels to the Foothills Mall. Please revise or advise. In this regard, we note your disclosure on page 31.

Conflicts of Interest, page 15
15. We note the disclosure in this section of the summary regarding the conflict of interest in connection with the acquisition of the initial properties. Please revise the disclosure in the corresponding section of the prospectus to discuss this conflict.


16. We note the disclosure in response to comment 27 that when the interests of your stockholders and OP unitholders come into conflict, your duties as a general partner and as directors and officers may also come into conflict. Please revise to provide an example of how this conflict may arise. For example only, if this conflict may arise in connection with sales of properties, please revise to so state and explain the nature of the conflict.

Distribution Policy, pages 17 and 40
17. Refer to comment no. 34.  You indicate that restrictions in the
Harrisburg Mall loan may prevent the operating partnership`s subsidiaries from making distributions to you and your operating
partnership.   Please revise this section to provide a detailed
description of the restrictions. Also, revise your MD&A to describe these restrictions and the effect this could have on your liquidity.
Finally, consider adding a risk factor that describes the risks to the securities being offered as a result of the possible restrictions.
18. We have read your expanded disclosures in response to comment
35.
We note the distribution will be payable to Larry Feldman by your predecessor out of available cash balances of your predecessor to members of record on September 30, 2004. Will the distribution be paid to Larry Feldman, members of record or both? Revise to clarify.
19. We note from your response to comment 36 that you have retained the per share equivalent disclosure but that you have clarified that the distribution will be payable to Larry Feldman by your predecessor. We note further that the source of this distribution is cash balances of your predecessor. Finally, we note your disclosure that "there is no assurance that we will be able to maintain our distribution to stockholders following the completion of the offering at this level, or at all." Please revise to delete the per share equivalent information since this implies that the level of distributions prior to the offering is indicative of the amount that may be paid to stockholders after the offering and is not appropriate in the absence of more comprehensive analysis of the bases for the per share amounts.

Risk Factors, page 21

      Risks Related to Our Organization and Structure, page 29

Our management`s right to receive OP units upon the achievement of certain performance thresholds...page 30

20. We note your response to our comment no. 29; however, we are unable to locate the specific thresholds that management must achieve in order to receive OP units. Please advise or revise.



Business and Properties, page 61
21. We note your response to our comment no. 14. Please revise your disclosure to indicate whether you have entered into any agreements on any properties.
22. Your response to our comment no. 15 indicates that you have deleted our previously referenced disclosure; however, your disclosure on page 68 continues to indicate that you are able to generate leads for potential acquisitions through strong relationships with real estate brokers, your existing joint venture partners and a significant network of other contacts. As such, we reissue our comment requesting that you discuss the nature of these relationships. What is the basis of each relationship? Are they formal relationships? Discuss the benefits that both parties receive from such relationships.

Management, page 88

      Executive Compensation, page 91
23. Please revise your Summary Compensation Table on page 91 to include the grant of restricted stock to Thomas Wirth or tell us why such disclosure is not appropriate.

Pro Forma Condensed Consolidated Financial Statements, page F-2
24. Reference is made to pro forma adjustments 1(I) and 1(M) revised in response to comments 41 and 42. Quantify the portion of Larry Feldman`s percentage ownership interest in the Predecessor to be exchanged for $1.5 million of common stock and quantify the portion of Messrs. Feldman (including members of his family), Bourg, Jensen and Erhart`s percentage ownership interests in the Predecessor to be exchanged for 1,500,250 OP units.


Part II

Item 26. Financial Statements and Exhibits
25. We note that you have entered into an agreement to acquire
Colonie Center for a base purchase price of $84.2 million. Please supplementally confirm that you will file this agreement in a pre-effective amendment. See Item 10 of Regulation S-K.

  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 824-5336 or
Donna DiSilvio, Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters.
Please contact Jeffrey Shady, Attorney-Advisor, at (202) 942-1901 or me at (202) 942-1960 with any other questions.


Sincerely,




Elaine Wolff
Special Counsel

cc:	Jay Bernstein, Esq (via facsimile)
      Clifford Chance

??

??

??

??

Feldman Mall Properties, Inc.
Page 7